Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
OF PARK NATIONAL CORPORATION
As of December 31, 2024, Park National Corporation (“Park,” the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, without par value (our “common shares”).
The following summary describes the material features of our common shares and our preferred shares, without par value (our “preferred shares”). This summary does not describe every aspect of our common shares or our preferred shares and is subject to, and qualified in its entirety by reference to, all the provisions of our articles of incorporation and the amendments thereto (collectively, our “articles”) and our regulations and the amendments thereto (collectively, our “regulations”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of Ohio law.
Authorized Capital Stock
Under our articles, we have the authority to issue 20,000,000 common shares and 200,000 preferred shares.
Common Shares
All of our outstanding common shares are fully paid and non-assessable and our articles contain no restrictions on the alienability of our common shares. The rights, preferences and privileges of holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that the Park Board of Directors may designate and issue in the future.
Preemptive Rights
Our articles provide that the holders of our common shares do not have preemptive rights.
Dividends
As an Ohio corporation, Park may, in the discretion of the Park Board of Directors, generally pay dividends to the Park shareholders out of surplus, however created, but must notify the Park shareholders if a dividend is paid out of capital surplus. Holders of our common shares are entitled to receive dividends when, as and if declared by the Park Board of Directors from funds legally available therefor, subject to, and which may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that the Park Board of Directors may designate and issue in the future. Park’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends which may be declared and paid by Park’s national bank subsidiary The Park National Bank (“PNB”). However, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”)

expects Park to serve as a source of strength to PNB, which may require Park to retain capital for further investment in PNB, rather than pay dividends to the Park shareholders. Payment of dividends by PNB may be restricted at any time at the discretion of the Office of the Comptroller of the Currency (the “OCC”) if the OCC deems such dividends to constitute an unsafe or unsound banking practice. This could have the effect of limiting Park’s ability to pay dividends on our common shares.
PNB may not pay dividends out of PNB’s surplus if, after paying these dividends, PNB would fail to satisfy all of the capital adequacy regulations and guidelines established by the OCC, including having a capital conservation buffer that is greater than 2.5%. In addition, PNB must have the approval of the OCC if a dividend in any year would cause the total dividends for that year to exceed the sum of PNB’s net income for the current year and the retained net income of PNB for the preceding two years, less required transfers to surplus. Payments of dividends by PNB may be restricted at any time at the discretion of PNB’s governing regulatory authorities if such regulatory authorities deem such dividends to constitute unsafe and/or unsound banking practices or if necessary to maintain adequate capital.
The ability of PNB to pay dividends to Park is also subject to PNB’s profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.
The Federal Reserve Board has issued a policy statement with regard to the payment of cash dividends by financial holding companies and other bank holding companies. The policy statement provides that, as a matter of prudent banking, a financial holding company or a bank holding company should not maintain a rate of cash dividends on common stock unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the financial holding company’s or bank holding company’s capital needs, asset quality and overall financial condition. Accordingly, a financial holding company or a bank holding company should not pay dividends that exceed its net income or can only be funded in ways that weaken the financial holding company's or bank holding company’s financial health, such as by borrowing. In addition, Park may not pay dividends that would cause Park to fail to satisfy the capital adequacy regulations applicable to bank holding companies which qualify as financial holding companies, including having a capital conservation buffer that is greater than 2.5%.
Park is subject to contractual restrictions on the declaration and payment of dividends under the terms of certain of Park’s debt instruments.
In connection with the merger of Vision Bancshares, Inc. (“Vision”) into Park on March 9, 2007 (the “Vision Merger”), Park entered into a First Supplemental Indenture, dated as of the effective time of the Vision Merger (the “First Supplemental Indenture”), with Vision and Wilmington Trust Company, as Trustee. Under the terms of the First Supplemental Indenture, Park assumed all of the payment and performance obligations of Vision under the Junior Subordinated Indenture, dated as of December 5, 2005 (the “Indenture”), pursuant to which Vision issued approximately $15.5 million of floating rate junior subordinated notes to Vision Bancshares Trust I, a Delaware statutory trust (the “Vision Trust”). The entire amount of the floating rate junior subordinated notes remained outstanding as of December 31, 2024. The floating rate junior subordinated notes were issued by Vision in connection with the sale by the Vision Trust of $15.0 million of floating rate preferred securities to institutional investors on December 5, 2005.
Under the terms of the First Supplemental Indenture, Park also succeeded to and was substituted for Vision with the same effect as if Park had originally been named (i) as “Depositor” in the Amended and Restated Trust Agreement of the Vision Trust, dated as of December 5, 2005 (the “Trust Agreement”), among Vision, Wilmington Trust Company, as Property Trustee and as Delaware Trustee, and the Administrative Trustees named therein and (ii) as “Guarantor” in the Guarantee Agreement, dated as of December 5, 2005 (the “Guarantee Agreement”), between Vision and Wilmington Trust Company, as Guarantee Trustee. Through these contractual obligations, Park has fully and unconditionally guaranteed all of the Vision Trust’s obligations with respect to the floating rate preferred securities.
Both the floating rate junior subordinated notes and the floating rate preferred securities mature on December 30, 2035 (which maturity may be shortened), and carry a floating interest rate per annum, reset quarterly, equal to the sum of three-month CME Term SOFR plus 1.74 percent. Payment of interest on the floating rate junior subordinated notes, and payment of cash distributions on the floating rate preferred securities, may be deferred at any time or from time to time for a period not to exceed twenty consecutive quarters.
Under the terms of the Indenture and the related Guarantee Agreement, Park, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from declaring or paying dividends to the holders of our common shares: (i) if an event of default under the Indenture has occurred and continues; (ii) if Park is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Park (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Liquidation Rights
Holders of our common shares are entitled to share ratably in Park’s net assets legally available for distribution to shareholders in the event of Park’s liquidation, dissolution or winding up, after (i) payment in full of all amounts required to be paid to creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of any preferred shares that the Park Board of Directors may designate and issue in the future.
Under the terms of the Indenture and the related Guarantee Agreement, Park, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from making any liquidation payments with respect to any of Park’s capital stock (including our common shares): (i) if an event of default under the Indenture has occurred and continues; (ii) if Park is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Park (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Subscription, Preference, Conversion, Exchange and Redemption Rights
The holders of our common shares do not have subscription, preference, conversion or exchange rights, and there are no mandatory redemption provisions applicable to our common shares. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that the Park Board of Directors may designate and issue in the future.
Park is subject to contractual restrictions on the repurchase of common shares under the terms of certain of Park's debt instruments.
Under the terms of the Indenture and the related Guarantee Agreement, Park, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from redeeming, repurchasing or otherwise acquiring any of Park’s capital stock (including our common shares): (i) if an event of default under the Indenture has occurred and continues; (ii) if Park is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Park (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Number of Directors
Our regulations provide for the Park Board of Directors to consist of not less than five and not more than 16 directors. The Park Board of Directors may not increase the number of directors to a number which exceeds by more than two the number of directors last elected by the Park shareholders.
Classification of the Park Board of Directors
Our regulations provide for the Park Board of Directors to be divided into three classes, with the term of office of one class expiring each year.
Nomination of Directors
Under our regulations, either the Park Board of Directors or any Park shareholder entitled to vote in the election of directors may nominate a candidate for election to the Park Board of Directors. Any nomination by a Park shareholder must be made in writing and must be delivered to, or mailed and received at, the principal executive offices of the corporation: (1) in the case of a special meeting of the shareholders, not less than 60 days nor more than 90 days prior to such special meeting of shareholders or not later than the 10th day following the day on which a Public Announcement is first made of the date of the special meeting of shareholders and of the nominees proposed by the board of directors to be elected at such special meeting of shareholders; or (2) in the case of an annual meeting of shareholders, not less than 60 days nor more than 90 days prior to the anniversary of the previous year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting of shareholders is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder, to be timely, must be delivered, or mailed and received, not earlier than the 90th day prior to such annual meeting of shareholders and not later than the 60th day prior to such annual meeting of shareholders or, if the first Public Announcement of such annual meeting of shareholders is less than 100 days prior to the date of such annual meeting of shareholders, not later than the 10th day following the day on which Public Announcement is first made by the corporation.
Special Meetings of Shareholders
Pursuant to Ohio law and our regulations, any of the following persons may call a special meeting of shareholders: (i) Park’s Chairman of the Board; (ii) Park’s President, or, in case of the absence, death or disability of Park’s President, the Vice President of Park, if any, authorized to exercise the authority of the President; (iii) Park’s Secretary; (iv) the directors of Park by action at a meeting or a majority of the Park directors acting without a meeting; or (v) the holders of at least 25% of the outstanding common shares entitled to vote at the meeting.
Voting Rights
Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation eliminate that right. Our articles were amended on April 26, 2022 to eliminate cumulative voting in the election of directors. Accordingly, no holder of shares of any class of the Corporation shall have the right to vote cumulatively in the election of directors of the Corporation.
Each of our common shares entitles the holder thereof to one vote on each matter submitted to the Park shareholders for consideration.
Our articles contain special voting requirements that may be deemed to have anti-takeover effects. These special voting requirements are described in Article Eighth and apply when any of the following actions are contemplated:
•any merger or consolidation of Park with or into a beneficial owner of 20% or more of the voting power of Park entitled to vote in the election of directors (a “20% beneficial owner”) or an affiliate or associate of that 20% beneficial owner;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10% of the total assets of Park, including the voting securities of any of Park’s subsidiaries, or more than 10% of the total assets of any of Park’s subsidiaries, to a 20% beneficial owner or an affiliate or associate of that 20% beneficial owner;
•any merger into Park, or one of Park’s subsidiaries, of a 20% beneficial owner or an affiliate or associate of that 20% beneficial owner;

•any sale, lease, exchange, mortgage, pledge, transfer or other disposition to Park, or one of Park’s subsidiaries, of all or any part of the assets of a 20% beneficial owner (or an affiliate or associate of that 20% beneficial owner), excluding any disposition which, if included with all other dispositions consummated during the same fiscal year by the same 20% beneficial owner and the affiliates and associates of that 20% beneficial owner, would not result in dispositions during such year of assets having an aggregate fair value in excess of 1% of the total consolidated assets of Park, unless all such dispositions by the 20% beneficial owner and its affiliates or associates during the same and the four immediately preceding fiscal years would result in disposition of assets having an aggregate fair value in excess of 2% of the total consolidated assets of Park;
•any reclassification of our common shares or any recapitalization involving our common shares consummated within five years after a 20% beneficial owner becomes such;
•any agreement, contract or arrangement providing for any of the previously described business combinations; and
•any amendment to Article Eighth of our articles.
The enlarged majority vote required when Article Eighth applies is the greater of:
•four-fifths of our outstanding common shares entitled to vote on the proposed business combination, or
•that fraction of our outstanding common shares having:
•as the numerator, a number equal to the sum of: (a) the number of our outstanding common shares beneficially owned by the 20% beneficial owner plus (b) two-thirds of the remaining number of our outstanding common shares,
•and as the denominator, a number equal to the total number of our outstanding common shares entitled to vote.
Article Eighth does not apply where: (i) the shareholders who do not vote in favor of a covered transaction and whose proprietary interest will be terminated in connection with the transaction are paid a “minimum price per share;” and (ii) a proxy statement satisfying the requirements of the Exchange Act is mailed to the Park shareholders for the purpose of soliciting shareholder approval of the transaction. If the price criteria and procedural requirements are satisfied, the approval of a business combination would require only that affirmative vote (if any) required by law or by our articles or our regulations.
Listing
Our common shares are listed on NYSE American under the symbol “PRK.”

Transfer Agent
Broadridge Corporate Issuer Solutions, Inc. serves as the transfer agent and registrar for our common shares.
Preferred Shares
The 200,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under our articles, the Park Board of Directors has the authority, without any further shareholder vote or action, to issue preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to our articles adopted by the Park Board of Directors. The authority of the Park Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:
•the division of the preferred shares into series and the designation and authorized number of preferred shares (up to the number of preferred shares authorized under our articles) in each series;
•the dividend rate and whether dividends are to be cumulative;
•whether preferred shares are to be redeemable, and, if so, the redemption price;
•the liquidation rights to which the holders of preferred shares will be entitled (including the liquidation price), and the preferences, if any;
•whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;
•whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;
•the voting rights of the preferred shares, which may be full, limited or denied, except as otherwise required by law; provided that the voting rights of any series of preferred shares may not be greater than the voting rights of our common shares;
•the preemptive rights, if any, to which the holders of preferred shares will be entitled and any limitations thereon;
•whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of these other series; and

•any other relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions.
Certain anti-takeover effects of our articles and our regulations
Certain provisions of our articles and our regulations may have the effect of impeding the acquisition of control of Park by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the Park Board of Directors. These provisions of our articles and our regulations include the following:
•If a special meeting of Park shareholders is called by Park shareholders, it must be called by holders of not less than twenty-five percent of all shares outstanding and entitled to vote thereat;
•Nomination of candidates for election to the Park Board of Directors requires advance notice containing certain information about the nominating Park shareholder and the nominee;
•Our regulations may be amended by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Park or by Park Board of Directors to the extent permitted by the Ohio General Corporation Law; and
•Certain business combinations with controlling persons require approval by a supermajority of Park’s outstanding voting shares.
Ohio Anti-takeover statutes
Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.
The Ohio Revised Code provides, in certain circumstances, that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law, the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), our articles do not contain such a provision.
Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute provides, in essence, that any person acquiring shares of an “issuing public corporation” (which Park meets by definition) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more.
The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately-negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, for which the statutorily prescribed form of notice has been given and at which the statutorily prescribed quorum is present, by the affirmative vote of the majority of the voting power of the corporation in the election of directors represented at the meeting and by a majority of the portion of such voting power, excluding the voting power of interested shares.
A corporation may elect not to be covered by the provisions of the control share acquisition statute by the adoption of an appropriate amendment to its articles of incorporation or its regulations. Our regulations, as currently in effect, provide that Section 1701.831 of the Ohio Revised Code does not apply to control share acquisitions of shares of Park.
Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation otherwise provide, an “issuing public corporation” (which Park meets by definition) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction or the acquisition of more than 10% of the voting power is approved by the corporation’s board of directors prior to such acquisition of more than 10% of the voting power. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve at least 5% of the aggregate fair market value of the assets or shares of the issuing public corporation or assets representing at least 10% of its earning power or income. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.
A corporation may elect not to be covered by the provisions of Ohio Revised Code Chapter 1704 by the adoption of an appropriate amendment to its articles of incorporation. Our articles, as currently in effect, provide that Ohio Revised Code Chapter 1704 does not apply to Park.
Ohio also has enacted Ohio Revised Code Section 1707.043, which provides that a person who announces a control bid with respect to an Ohio corporation that has issued and outstanding shares listed on a national securities exchange (which Park does with our common shares) must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.
In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.
The overall effect of the statutes described above may be to render more difficult or discourage the removal of incumbent management of an Ohio corporation or the assumption of effective control of an Ohio corporation by other persons.